Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 11, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Agrium Inc.

Form 40-F for Fiscal Year Ended December 31, 2016

Filed on March 2, 2017

File No. 001-14460

On behalf of our client, Agrium Inc. (the “Company”), we hereby submit the response of the Company to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from Lyn Shenk, dated August 1, 2017, relating to the above-referenced Form 40-F for the Fiscal Year Ended December 31, 2016 (the “Filing”). The Staff’s comment is set forth below followed by the Company’s responses.

The Company has asked us to convey the following as its response to the Staff:

Form 40-F for the fiscal year ended December 31, 2016

Phosphate Operations, page 50

1.	We note your potash reserve tables disclose K2O percent equivalent grade, instead of a percentage of Muriate of Potash (MOP). Please tell us whether the conversion factor to K2O from MOP would be required under Part 2.3(d) to clarify your disclosure.

Response to Comment 1

The Company acknowledges the Staff’s comment and advises the Staff that the Company will include the sylvite (KCl) to K2O conversion factor in its future filings as a footnote to its potash reserve tables.

* * * *

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at (212) 373-3024 or Christian Kurtz at (416) 504-0524.

Sincerely,

/s/ Edwin S. Maynard
Edwin S. Maynard

cc:	Mr. Charles V. Magro

Ms. Susan Jones

Mr. Gary Daniel

Agrium Inc.

Mr. Christian Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP